CERTIFICATE OF QUALIFIED PERSON

Phillip J. Spurgeon, P. Geo.

Senior Resource Geologist,

First Majestic Silver Corp.

925 West Georgia Street, Suite 1800

Vancouver, BC, Canada, V6C 3L2

I, Phillip James Spurgeon, P. Geo., am employed as Senior Resource Geologist with First Majestic Silver Corp. (First Majestic).

This certificate applies to the technical report "Santa Elena Silver/Gold Mine, Sonora, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" that has an effective date of December 31, 2020.

I graduated from the University of Technology, Sydney, NSW, Australia, with a Bachelor of Applied Science in Geology in 1999 and obtained a Master of Science in Mineral Economics from Curtin University, Perth, WA, Australia, in 2010.

I am a member of the Engineers and Geoscientists British Columbia; Professional Geologist (P. Geo. #178608).

I have practiced my profession continuously since 1999 and have been involved in geological modelling and mineral resource estimation for several base and precious metal deposits in Australia, Ireland, Saudi Arabia, and Mexico. Prior to the Santa Elena Project, I have been involved in geological modelling and mineral resource estimation of the San Martín, La Guitarra and La Encantada Silver Mines in Mexico.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

I visited the Santa Elena Silver/Gold Mine on two occasions in 2019. My most recent site visit and inspection was on September 4, 2019.

I am responsible for Section 1.9.1, 1.16.2, 14, 25.6 and 26.1.2 of the Technical Report.

I am not independent of First Majestic as that term is described in Section 1.5 of NI 43-101.

I have been involved with the San Elena Silver/Gold Mine in my role as Senior Resource Geologist since September 2018.

I have read NI 43-101, and the section. of the Technical Report for which I am responsible has been prepared in compliance with that Instrument.

As of the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the Technical Report not misleading.

"Signed and sealed"

Phillip J. Spurgeon, P. Geo.

Dated: March 17, 2021